Exhibit 99.2

PROXY STATEMENT

ZOOZ STRATEGY LTD.

4B Hamelacha St.,

Lod, Israel

Annual General Meeting of Shareholders

To be Held on December 9, 2026

This proxy statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 0.0572 per share (“Ordinary Shares”), of ZOOZ Strategy Ltd. (“ZOOZ” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s Annual General Meeting of Shareholders, or at any postponements or adjournments thereof (the “Meeting”).

The Meeting will be held on Wednesday, December 9, 2026, at 4:00 PM (Israel time), at the Company’s offices at 4B Hamelacha St., Lod, Israel, for the following purposes:

1.	To approve the re-appointment of each of Jonas Grossman and Todd Thomson to the Board as Class II directors.
2.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual general meeting of the Company’s shareholders and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025; this item will not involve a vote of the shareholders.

The Board recommends that the shareholders vote “FOR” each of the proposed resolutions.

We currently intend to hold the Meeting in person, subject to the Israeli Home Front Command’s restrictions related to the current security situation in Israel. However, depending on developments with respect to the current security situation in Israel, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”) as promptly as practicable.

Should changes be made to any item on the agenda for the Meeting after the publication of this proxy statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the SEC on a Report on Form 6-K and with the ISA.

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business on Monday, November 9, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the Meeting and any and all postponements or adjournments thereof.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder whose Ordinary Shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and who intends to vote his or her Ordinary Shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 4B Hamelacha St., Lod, Israel, attention: Chief Financial Officer, together with an ownership certificate confirming his or her ownership of the Company’s Ordinary Shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., the TASE member through which he or she holds the Ordinary Shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such request must be made in advance for a particular securities account. Alternatively, a shareholder who holds Ordinary Shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about electronic voting from the TASE member through which he or she holds Ordinary Shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it as specified in this proxy statement.

Joint holders of Ordinary Shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of an Ordinary Share may vote at any meeting, in person or by proxy due to that share, as though such holder had been the only eligible shareholder. If more than one joint shareholder participates at the meeting in person or by proxy, the shareholder listed first in the shareholders register or the ownership certificate or another document as the Board determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on Tuesday, December 8, 2026, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Wednesday, December 9, 2026).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on Tuesday, December 8, 2026, as noted above); (ii) electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting (i.e., 10:00 AM (Israel time) on Wednesday, December 9, 2026)); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board mainly by mail. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation. In addition, we have engaged Campaign Management, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support for a fee of $11,500 plus out-of-pocket expenses and customary disbursements.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Campaign Management:

Strategic Stockholder Advisor and Proxy Solicitation Agent

15 West 38th Street, Suite #747, New York, New York 10018

North American Toll-Free Phone:

1-844-410-4009

Email: info@campaign-mgmt.com

Call Collect Outside North America: +1 (212) 632-8422

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Wednesday, December 16, 2026, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company shall constitute a quorum and if no quorum is present at the adjourned meeting within thirty (30) minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only shareholders of record at the close of business on Monday, November 9, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

In accordance with applicable Israeli law, the approval of each of the Items on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on such item at the Meeting in person, by proxy or through the Electronic Voting System.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of October 30, 2026 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares (to the extent applicable); and (iii) all Office Holders as a group.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current six members of the Board, the Company defines an additional two individuals to be Office Holders.

The information contained in the table below has been obtained from the Company’s records or disclosed in public filings with the SEC and reflects the 1-for-20 reverse share split of the Company’s share capital that was implemented on June 1, 2026.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Entities affiliated with Eugene Dozortsev(2)	537,499	6.55%
Entities affiliated with Arrington Capital(3)	525,000	6.39%
Kayana Capital LLC(4)	500,000	6.09%
Sixty Degree Capital Fund III, LP(5)	500,000	6.09%
Entities affiliated with Keyarch Global Sponsor Limited(6)	530,741	6.45%
Entities associated with Happy Walters(7)	446,355	5.44%
Fried LLC(8)	318,171	3.87%
Chardan Capital Markets, LLC(9)	338,327	4.10%
All Office Holders, including directors, as a group (consists of 8 persons)(10)	747,748	8.82%

(1)	Based upon 8,211,822 Ordinary Shares issued and outstanding as of October 30, 2026 (which include Ordinary Shares repurchased by the Company pursuant to its repurchase program, approved by the Board of Directors in November 2025); does not include (i) 200,000 ZOOZ earn out shares that may be issued upon conversion of ZOOZ earnout rights, and (ii) any warrants (including pre-funded warrants) outstanding as of such date.

(2)	The information presented in pursuant to a Schedule 13G/A filed with the SEC on August 14, 2026, by (i) Newtyn Management, LLC, a New York limited liability company (the “Newtyn Management”) and (ii) Newtyn TE Partners, LP, a Delaware limited partnership (“NTE”). Newtyn Management is the investment manager to NTE, and Newtyn Partners, LP, a Delaware limited partnership (“NP”). As disclosed in the Schedule 13G/A referred to above, as of June 30, 2026 NTE held 346,687 Ordinary Shares and NP held 190,812 Ordinary Shares. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of June 30, 2026, Newtyn Management may be deemed to beneficially own the 537,499 Ordinary Shares held in the aggregate by NTE and NP. The address for Newtyn Management and NTE is 60 East 42nd Street, 12th Floor, New York, NY 10165. Newtyn Management is organized under the laws of the State of New York. NTE is organized under the laws of the State of Delaware.

(3)	To the Company’s knowledge based on investor’s participation in the private placement, dated July 29, 2025 (the “Private Placement”). Consists of (i) 500,000 Ordinary Shares issued in the subsequent private placement (which was part of the Private Placement; the “Subsequent Private Placement”) to Arrington XRP Capital Fund, LP (“Arrington XRP”) and (ii) 25,000 Ordinary Shares issued in the Subsequent Private Placement to Arrington Capital Investment Management, LLC (“Arrington Capital”). J. Michael Arrington has sole voting and dispositive power over the shares held by Arrington XRP and Arrington Capital. The address of the principal place of business of Michael Arrington, Arrington XRP and Arrington Capital is 382 NE 191st St, Suite 52895, Miami, FL, 33179-3899.

(4)	To the Company’s knowledge based on investor’s participation in the Private Placement. John Michael Grzan has sole voting and dispositive power over the Ordinary Shares held by Kayana Capital LLC. The address of the principal place of business of John Michael Grzan and Kayana Capital LLC is 412 Dorado Beach East, Dorado, PR 00646.

(5)	To the Company’s knowledge, based on the investor’s participation in the Private Placement. Jian Guo has sole voting and dispositive power over the Ordinary Shares held by Sixty Degree Capital Fund III, LP. The address of the principal place of business of Jian Guo and Sixty Degree Capital Fund III, LP is 251 Consumers Road Suite 1100, Toronto, ON, M2J4R3.

(6)	The information presented in pursuant to a Schedule 13D/A filed with the SEC on May 18, 2026, by (i) Mr. Fang Zheng, (ii) Keyarch Global Sponsor Limited (“Keyarch Global”) and (iii) Keywise Discovery Master Fund (“Keywise”). As disclosed in the Schedule 13D/A referred to above, the information presented includes (i) 7,500 Ordinary Shares held by Mr. Fang Zheng, (ii) 110,978 Ordinary Shares held by Keyarch Global, (iii) 400,000 Ordinary Shares held by Keywise and (iv) 12,263 Ordinary Shares issuable upon the exercise of private warrants of the Company (the “Warrants”) held by Keyarch Global. The Warrants are exercisable until May 4, 2029, and each Warrant is exercisable for one Ordinary Share at an exercise price of $230 per share. Mr. Zheng is the majority shareholder of Keyarch Global and has sole voting and dispositive power over the shares held by Keywise, and as such, he may be deemed to be the beneficial owner of all of the securities of the Company held of record by Keyarch Global and Keywise. Mr. Zheng disclaims any beneficial ownership of the reported securities held by Keyarch Global and Keywise other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The principal business and principal office address of Mr. Zheng is Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong. The principal business and principal office address of Keyarch Global is 275 Madison Avenue, 39th Floor, New York, New York 10016. The principal business and principal office address of Keywise is Room 3008-10, 30/F, Cosco Tower, 183 Queen’s Road Central, Hong Kong.

(7)	To the Company’s knowledge based on investor’s participation in the Private Placement. Consists of (i) 99,969 Ordinary Shares issued to Blue Horizon Consulting LLC. Mr. Happy Walters has sole voting and dispositive power over the shares held by Blue Horizon Consulting LLC. The address of the principal place of business of Mr. Happy Walters and Blue Horizon Consulting LLC is 6 Carr. 696, Suite 4, Dorado, PR 00646, and (ii) 346,386 Ordinary Shares issued to Forest Hill 18, LP, a Delaware limited partnership (the “Sponsor”). Mr. Happy Walters, the President of the Sponsor’s general partner, Moshe 143, LLC, a limited liability company formed under the laws of the Commonwealth of Puerto Rico, has sole voting and dispositive power over the shares held by the Sponsor. The principal place of business of the Sponsor is 6 Carr. 696, Suite 4, Dorado, PR 00646.

(8)	Jordan Fried, our Chief Executive Officer and one of our directors, has sole voting and dispositive power over the shares held by Fried LLC. The address of the principal place of business of Jordan Fried and Fried LLC is 151 Calle de San Francisco San Juan, Puerto Rico, 00901.

(9)	Consists of (i) 296,018 Ordinary Shares issued to Chardan Capital Markets, LLC pursuant to an Engagement Letter, as a placement agent fee for the Private Placement, and (ii) 42,308 vested RSUs beneficially owned by Jonas Grossman, one of our directors. Mr. Grossman has voting and dispositive power over the shares held by Chardan Capital Markets, LLC. The principal place of business of Chardan is One Pennsylvania Plaza, Suite 4800, New York, NY 10119. Does not include (i) 250,000 pre-funded warrants issued to Chardan, and (ii) 17,500 warrants issued to Chardan.

(10)	The number of Ordinary Shares beneficially owned and the percent of Ordinary Shares beneficially owned include the Ordinary Shares beneficially owned by all Office Holders, as well as by Fried LLC and Chardan, as detailed in footnotes (8) and (9), respectively.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published in a report on Form 6-K that the Company will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.zoozpower.com. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

ITEM NO. 1

To approve the re-appointment of each of Jonas Grossman and Todd Thomson to the Board as Class II directors

The Articles provide that the Board consists of no less than three and no more than ten directors (including external directors to the extent required to be appointed to the Board pursuant to the Companies Law, and independent directors). Directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board pursuant to the requirements of the Companies Law) are classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III (each, a “Class”).

At each annual general meeting of the Company’s shareholders (“Annual Meeting”), commencing with the 2025 Annual Meeting (the “2025 AGM”), each director nominee or alternate director nominee elected at such Annual Meeting to serve as a director in a Class whose term has expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting succeeding his or her election and until his or her respective successor shall have been elected and qualified or until such earlier time as his or her office is vacated. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

Our Class II directors are Mr. Todd Thomson and Mr. Jonas Grossman. The term of office of the Class II directors expires at the Meeting and when their successors are elected and qualified or until such earlier time as their office is vacated.

Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Listing Rules (the “Nasdaq Listing Rules”), it is proposed that each of Mr. Thomson and Mr. Grossman be re-appointed as a Class II director to hold office until the third Annual Meeting succeeding his re-appointment and until his successor shall have been elected and qualified or until such earlier time as his office is vacated.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. Each of Mr. Thomson and Mr. Grossman has declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

In connection with Mr. Grossman’s nomination, our Nomination and Corporate Governance Committee and Board considered Mr. Grossman’s relationships with Chardan Capital Markets, LLC (“Chardan”) and the Sponsor, including being a partner and President of Chardan and being a partner of the Sponsor. Our Chief Executive Officer, Mr. Jordan Fried, is also a partner of the Sponsor. Neither Mr. Grossman nor Mr. Fried has voting or dispositive power over the securities held by the Sponsor. Chardan acted, pursuant to an engagement letter between the parties, as amended (the “Engagement Letter”), as placement agent in connection with the Private Placement. On July 29, 2025, Chardan and the Company also entered into a Sales Agreement (the “Sales Agreement”), as amended on September 30, 2025 (the “A&R Sales Agreement”), for “at the market offering”, pursuant to which Chardan and Jett Capital act as Sales Agents through which the Company may offer and sell, from time to time, Ordinary Shares in “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. In addition, in connection with the Private Placement, the Sponsor entered into sponsor support and rights agreements with the Company, as amended. For further details regarding Mr. Grossman’s relationships with Chardan and the Sponsor, see our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 27, 2026.

In addition, our Nomination and Corporate Governance Committee has classified Mr. Thomson as “independent director,” as defined under the Nasdaq Listing Rules. In accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (the “Relief Regulations”) (as it applies to companies whose shares are traded on certain foreign stock exchanges, including Nasdaq), pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law) (which is not relevant in our case), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee has classified Mr. Thomson as independent in accordance with the Companies Law, as supplemented by the Relief Regulations, as well.

Furthermore, Mr. Thomson currently serves on the Audit Committee and is classified as ‘independent’ as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Listing Rules. Mr. Thomson also serves on the Compensation Committee and is classified as an ‘independent director’ in accordance with the Nasdaq Listing Rules. Additionally, Mr. Thomson is financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and is an audit committee financial expert, as defined by the SEC rules, and has the requisite financial experience required under the Nasdaq Listing Rules.

The following are brief biographies of Mr. Thomson and Mr. Grossman, based upon information furnished to us by them:

Todd Thomson. Mr. Thomson has served as our director since July 2025. Mr. Thomson has served as a member of the board of directors of Actuate Therapeutics, Inc. since September 2022. Mr. Thomson has served as Chief Operating and Financial Officer of Kairos Ventures, a venture capital firm, since August 2019. Previously, Mr. Thomson co-founded and served as Chairman of Dynasty Financial Partners, an investment and technology platform, from November 2010 to August 2019, and currently serves on the board of directors. Prior to that, Mr. Thomson served as CEO of the Wealth Management Division of Citigroup and previously Chief Financial Officer of Citigroup Inc., an investment bank and financial services corporation, from 1998 to 2007. Mr. Thomson has served on the board of directors and as a member of the audit committee of Sivers Semiconductors, a public technology company, since January 2022, on the board of directors of Dragonfly Energy Holdings Corp., a public battery manufacturer, from August 2021 to October 2022, on the board of directors of Cyren Ltd., a public cybersecurity company, from November 2011 to July 2021, on the board of directors of Cordia Bancorp Inc., a bank holding company, from 2010 to May 2016, and on the board of directors and as a member of the Investment Committee for the Davidson College and World Resources Institute Endowments. Mr. Thomson earned his MBA with Distinction in Finance and Strategy from the Wharton School of Business and his BA in Economics from Davidson College.

Jonas Grossman. Mr. Grossman has served as our director since September 2025. Mr. Grossman has served as Co-Founder and Partner of Chardan since December 2003, and additionally has served as President of Chardan since September 2015. Chardan is a privately held investment bank headquartered in New York City that has raised over $100 billion in capital for private and public companies. Through Chardan’s investment banking and capital markets teams, Mr. Grossman led the firm’s development of leading practices in technology, healthcare, digital assets and special purpose acquisition companies. Mr. Grossman has been a founder and member of the board of eight special purpose acquisition companies, four of which he also has served as Chief Executive Officer and President. Mr. Grossman founded, and is currently an indirect investor in, and current member of the board of Rainier Acquisition Corporation (Nasdaq: RNAQ). Previously, Mr. Grossman served on the board of Renovacor before its acquisition by Rocket Pharmaceuticals. Mr. Grossman is the Chief Executive Officer of Chardan NexTech Acquisition 2 Corp (Nasdaq: CNTQ), a disruptive technology and healthcare focused SPAC that has announced a pending business combination with Dragonfly Energy, an energy-storage solutions company. Mr. Grossman served as the President and Chief Executive Officer of Chardan Healthcare Acquisition 2 Corp. from April 2020 until its merger with Renovacor, Inc. in September 2021. Mr. Grossman also served as President and Chief Executive Officer of Chardan Healthcare Acquisition Corp. from March 2018 until its merger in October 2019 with BiomX Ltd. (NYSE: PHGE). Mr. Grossman also serves as the President and Chief Executive Officer of Chardan NexTech Acquisition Corp. and Chardan NexTech Acquisition 2 Corp., each, a special purpose acquisition company. Mr. Grossman was a founder and director of LifeSci Acquisition Corp (Nasdaq: LSAC) from March 2020 until the close of its business combination with Vincera Pharma, Inc. in December 2020. Mr. Grossman served as a director of Ventoux CCM Acquisition Corp (Nasdaq: VTAQ) since December 2020 and CleanTech Acquisition Corp since July 2021. More recently, Mr. Grossman became a board member and co-founder of Rainier Acquisition Corp which went public in August 2026. Previously, from 2001 to 2003, Mr. Grossman worked at Ramius Capital Group, LLC, a global multi-strategy hedge fund where he served as Vice President and Head Trader. Mr. Grossman holds a B.A. in Economics from Cornell University and an M.B.A. from New York University’s Stern School of Business. Mr. Grossman served on the board of directors for UNICEF since December 2016.

Compensation

In accordance with our shareholders’ approval at the 2025 AGM, each of Mr. Thomson and Mr. Grossman shall be entitled to receive, for their service as our directors, the compensation approved at the 2025 AGM by our shareholders to our serving and future directors, which includes:

Cash Compensation – annual cash compensation of $85,000, which shall be paid to each of the directors on a quarterly basis.

Committees Membership Fees (which shall be paid in each case on a quarterly basis):

● Each director serving on the audit committee is entitled to an annual retainer of $15,000 and the chairperson of such committee is entitled to an annual retainer of $30,000;

● Each director serving on the compensation committee is entitled to an annual retainer of $10,000 and the chairperson of such committee is entitled to an annual retainer of $20,000;

● Each director serving on any other board committee is entitled to an annual retainer for service on each such committee of $7,500 and the chairperson of each such committee is entitled to an annual retainer for service as such on each such committee of $15,000.

Equity-based Compensation:

Annual Equity Grants. For each year of service as our directors, each of Mr. Thomson and Mr. Grossman shall be granted an annual equity grant of time-based RSUs in the value of $165,000, calculated as of the date of grant (the “Annual Equity Grant”). The Annual Equity Grants will be granted on the date of each annual general meeting of shareholders during Mr. Thomson and Mr. Grossman’s service as our directors (in each case, the “Date of Grant”), such that the first Annual Equity Grant to be granted to each of Mr. Thomson and Mr. Grossman shall be granted upon the conclusion of the Meeting. Each Annual Equity Grant will vest upon the earlier of: (i) twelve months from its Date of Grant; or (ii) the date of the next annual meeting of shareholders.

Each of Mr. Thomson and Mr. Grossman is required to retain for as long as he is serving on the Board (and if such director is also serving as an “Executive”, for as long as such director is serving as an Executive of the Company) at least 25% of such director’s outstanding vested equity awards granted to him.

General Terms:

In addition to the terms set forth above, the following general terms shall apply to compensation paid to each of Mr. Thomson and Mr. Grossman for their service as our directors:

● The Annual Equity Grants shall be granted pursuant to the 2015 Incentive Compensation Plan, as amended, or under any other then-current share incentive plan of the Company.

● RSUs shall have an exercise price of the par value of each Ordinary Share.

● The compensation terms will be subject to the provisions of the compensation policy, as amended from time to time, including the “clawback” provisions set forth therein.

● Each of Mr. Thomson and Mr. Grossman will be entitled to exculpation, indemnification and insurance in accordance with the Company’s policies as shall be in effect from time to time.

● Applicable value added tax will be added to the above compensation in accordance with applicable law.

● Each of Mr. Thomson and Mr. Grossman will also be entitled to reimbursement of expenses, including for business travel, stay and lodging, as detailed in the Company’s compensation policy, as amended from time to time.

● The total value of the compensation detailed above will be subject to the Dilution Cap or the Total Compensation Cap (as defined in the Company’s compensation policy, approved at the 2025 AGM).

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the re-appointment of Mr. Todd Thomson to the Board as a Class II director as detailed in the Proxy Statement be, and hereby is, approved.”

“RESOLVED, that the re-appointment of Mr. Jonas Grossman to the Board as a Class II director as detailed in the Proxy Statement be, and hereby is, approved.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No.1 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

ITEM NO. 2

To approve the re-appointment of independent auditors

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company. The independent auditor shall serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the independent auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several independent auditors to conduct the audit jointly. In the event the position of an independent auditor has become vacant, and the Company does not have an additional independent auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an independent auditor.

General

At the Meeting, shareholders will be asked to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

PwC has served as the Company’s independent registered public accounting firm since 2018 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of PwC, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual general meeting of the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, PwC. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to PwC for the services rendered in the fiscal years ended December 31, 2024 and 2025 (all amounts are in US$, thousand):

	2025	2024
Audit and audit related fees	568	153
Tax fees	10	3

“Audit and audit related fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements, services in connection with the Company’s 2024 business combination and the Private Placement as well as professional services rendered by our principal accountant in connection with the audit and other assignments, including consultancy, comfort letters and consents with respect to registration statements filed with the SEC; and

“Tax fees” are fees for services rendered by our principal accountant in connection with tax compliance and tax advice.

Approval of the re-appointment of PwC as the Company’s independent registered public accounting firm is now being sought from the Company’s shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual general meeting of the Company’s shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services be, and hereby is, approved.”

Required Vote

In accordance with applicable Israeli law, the approval of Item No. 2 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

DISCUSSION REGARDING THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2025

At the Meeting, shareholders will also have an opportunity to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025. This item will not involve a vote of the shareholders.

The Company’s 2025 audited consolidated financial statements and auditor’s report, as well as the Company’s annual report on Form 20-F for the year ended December 31, 2025 (filed with the SEC on March 27, 2026), may be viewed on the Company’s website: http://www.zoozpower.com, through the EDGAR website of the SEC at: www.sec.gov, through the ISA’s electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the independent auditors’ report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Avi Cohen
Avi Cohen
Chairman of the Board of Directors
Lod, Israel
November 4, 2026